US FOODS HOLDING CORP.
INSIDER TRADING POLICY
Effective Date: February 8, 2023

I.Purpose and General Principles

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of US Foods Holding Corp. and its subsidiaries (collectively, “US Foods” or the “Company”) and the handling of confidential information about the Company and the companies with which US Foods does business. This Policy is intended to promote compliance with securities laws that prohibit certain persons who are aware of Material Non- Public Information (as defined below) about a company from: (1) trading in securities of that company; or (2) providing Material Non-Public Information to other persons who may trade on the basis of that information.

Questions regarding the Policy should be directed to the Company’s General Counsel and Chief Compliance Officer (or designee) (the “General Counsel”) at GeneralCounsel@usfoods.com.

II.     Applicability

This Policy applies to all of the Company’s employees, directors, affiliates and consultants (“Covered Persons”). The Company may also determine that others who have access to Material Non-Public Information (as defined below) should be subject to and will be required to agree to be bound by this Policy. This Policy also applies to the family and household members1 of a Covered Person and, in each case, any entities they control2 (collectively, “Related Persons”).

This Policy applies to transactions in the Company’s securities, including stock, bonds, preferred securities, convertible securities, options, and contracts or rights to acquire any of these securities (collectively, “Company Securities”), as well as derivative securities in respect of Company Securities, whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities. This Policy also applies to transactions in securities of other public companies regarding which a Covered Person may have Material Non-Public Information.

This Policy does not apply to (i) estate-planning transfers, but only with pre-approval from the General Counsel and provided that the transferor continues to control and directly or indirectly own such transferred Company Securities; (ii) the vesting of restricted stock, restricted stock units or performance restricted stock units, or the exercise of a tax withholding right pursuant to which the Company withholds shares of Company Securities to satisfy tax withholding requirements upon the vesting of any such awards. Sales or exchanges of Company Securities acquired pursuant to the vesting of such award are, however, prohibited during a Restricted Period (as defined below) (or Special Restricted Period (as defined below) applicable to the Covered Person establishing the 10b5-1 Plan); and (iii) the automatic exercise and corresponding net settlement of Company options upon their expiration pursuant to the terms of such options.

1 For purposes of this Policy, a Covered Person’s family and household members are (a) family members who reside in the same household with the Covered Person (including a spouse or domestic partner, and children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws of the Covered Person, but only if they reside in the same household with the Covered Person), (b) children of the Covered Person or of the Covered Person’s spouse who do not reside in the same household with the Covered Person but are financially dependent upon the Covered Person, (c) any other family members of the Covered Person who do not reside in that household but whose transactions are directed by the Covered Person, and (d) any other individual over whose account the Covered Person has control and to whose financial support the Covered Person materially contributes. (Materially contributing to financial support would include, for example, paying an individual’s rent but not just a phone bill.)
2 For purposes of this Policy, a Covered Person’s “Controlled Entities” are partnerships in which a Covered Person is a general partner; trusts of which a Covered Person is a trustee; estates of which a Covered Person is an executor; and other equivalent legal entities that a Covered Person controls or has the practical ability to make all investment decisions in.

III.Definitions

•“Material Information” is information that a reasonable investor would consider to be important when making a decision to buy, sell, hold, or make any other investment decision regarding a security or other financial instrument. Information that is likely to result in an increase or decrease in the market price of a security or other financial instrument is particularly likely to be Material Information. Material Information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt, equity or derivative. The materiality of information depends upon the surrounding facts and circumstances.

Some examples of Material Information with respect to the Company would typically include, but are not limited to:
◦earnings, revenue or similar financial information;
◦unexpected financial results;
◦unpublished financial reports or projections;
◦borrowing or liquidity problems;
◦a dividend or stock split;
◦an equity or debt offering;
◦an issuance, redemption or repurchase of any Company Securities;
◦changes in Company ownership or control;
◦changes in leadership or the auditors;
◦transactions, business plans, refinancing, financial restructurings, acquisition targets or significant expansions or contractions of operations;
◦material defaults under agreements;
◦changes in the Company’s credit rating;
◦major customers, suppliers, contracts and relationships with Group Purchasing Organizations;
◦significant new facilities, product developments or innovations;
◦information about the status of significant labor negotiations;
◦major cybersecurity breaches or incidents;
◦major environmental or product safety incidents; and
◦major litigation, investigations or regulatory actions or proceedings.

•“Material Non-Public Information” is Material Information that has not yet been made available to the general public.

IV.     Policy

As a Covered Person, it is your individual responsibility to ensure that you are not in possession of Material Non-Public Information about the Company while trading in Company Securities.

a)Prohibition Against Trading While in Possession of Material Non-Public Information

No Covered Person nor any Related Person may, directly or indirectly, buy, sell or recommend that another person buy or sell any Company Securities while in possession of Material Non-Public Information related to the Company or engage in any other action in respect of Company Securities to take advantage of Material Non-Public Information. Covered Persons must ensure that any family members who do not reside with them, but whose securities transactions are directed, influenced or controlled by the Covered Person, do not transact in Company Securities except in accordance with this Policy.

If a Covered Person is aware of any Material Non-Public Information concerning another public company obtained in the course of the Covered Person’s employment or other service with the Company (for example, the possible acquisition of that company by US Foods), the Covered Person must not trade in the securities of the other company or pass any Material Non-Public Information concerning the other company on to others.

You must allow two full trading days following an official public announcement as a reasonable waiting period before the information is deemed to be public.

The Company may not, directly or indirectly, buy or sell Company Securities while in possession of Material Non- Public Information related to the Company that has not been made available to the counterparty to any such buy or sell transactions unless the transaction otherwise complies with all applicable securities laws.

b)    Prohibition Against “Tipping” Information to Others

No Covered Person may disclose, or “tip,” Material Non-Public Information to any other person.

If a Covered Person is aware of any Material Non-Public Information concerning another public company, the Covered Person must not disclose, or “tip,” any Material Non-Public Information to any other person, whether or not the Covered Person intends to realize a profit from such “tip”.

Covered Persons are prohibited from sharing Material Non-Public Information with persons within the Company whose jobs do not require them to have the information.

V.     Gifts of Company Securities

Gifts of Company Securities are prohibited by Covered Persons when in possession of Material Non-Public Information or during a Restricted Period (or Special Restricted Period applicable to the Covered Person) unless the recipient expressly agrees it will not make any transaction with the Company Securities while the Covered Person is in possession of Material Non-Public Information. Directors and Section 16 officers shall notify the General Counsel in writing of any gift of Company Securities at least 10 business days in advance of the proposed gift.

VI.     Pre-Clearance Policy and Restricted Periods

a)Pre-Clearance Policy for Specially Designated Persons

The Company and Specially Designated Persons (as defined below) may not trade in Company Securities at any time without first contacting the General Counsel at GeneralCounsel@usfoods.com to obtain pre-clearance of the contemplated trade.

Trading pre-clearance will generally be granted in a written format (for example, by e-mail) by a representative of the General Counsel. Once trading pre-clearance has been granted to a Specially Designated Person, it will be effective for three (3) business days, unless (i) the trading pre-clearance is withdrawn, orally or in writing, by a representative of the General Counsel or (ii) a Restricted Period (as defined below) begins before the three (3) business days have passed. For the avoidance of doubt, a Specially Designated Person may not trade in Company Securities once any Restricted Period begins, regardless of any trading pre-clearance received by the Specially Designated Person from the General Counsel. A trading pre-clearance for a Specially Designated Person may be withdrawn at any time. Even if pre-cleared to trade, a Specially Designated Person may not trade in Company Securities while in possession of Material Non-Public Information.

The following Covered Persons are designated as persons who are subject to the pre-clearance policy (each, a “Specially Designated Person”):

•each member of the Board of Directors of the Company;
•each person designated by the Board of Directors as an executive officer of the Company;

•the lead person responsible for FP&A, the Treasurer, and the Controller;
•all attorneys and paralegals in the Legal Department and their administrative assistants;
•the lead person responsible for Investor Relations;
•any other employees advised in writing by a representative of the General Counsel; and
•Related Persons of each person listed here.

If, upon requesting pre-clearance, a Specially Designated Person is advised that Company Securities may not be traded, they may not engage in any trade of any kind under any circumstances and may not inform anyone else of the restriction. The Specially Designated Person may reapply for pre-clearance at a later date when trading restrictions may no longer be applicable.

Discretionary purchases or sales of Company Securities by the Company require pre-clearance.

Pre-clearance is not required for the receipt or simple exercise of options granted to a Specially Designated Person by the Company, so long as the Specially Designated Person does not sell the Company Securities issued upon exercise. Pre-clearance is required if Company Securities will be sold in connection with the exercise, whether for the account of the Specially Designated Person or to pay the exercise price or satisfy tax obligations in connection with the exercise.

Trading pre-clearance granted by the General Counsel is not a confirmation that the Specially Designated Person is not in possession of Material Non-Public Information. It is the sole responsibility of the Specially Designated Person to ensure that he or she is not in possession of Material Non-Public Information prior to trading in Company Securities.

b)     Restricted Periods

At any time, US Foods may designate a time during which Restricted Persons (as defined below) may not trade in Company Securities, regardless of actual possession or non-possession of Material Non-Public Information (a “Restricted Period”). These Restricted Periods are commonly known as “blackout” periods and may be instituted by US Foods for a variety of reasons, including to minimize the risk of insider trading during periods when a broader group of Covered Persons is likely to have access to Material Non-Public Information.

“Restricted Persons” include all Specially Designated Persons and Covered Persons (including their Related Persons) notified by the General Counsel that they are subject to a Restricted Period. Restricted Persons are prohibited from trading in Company Securities during a Restricted Period unless they obtain specific written authorization to trade Company Securities during the Restricted Period from the General Counsel.

A Restricted Period is automatically instituted prior to US Foods reporting its quarterly or annual results. All Restricted Persons are prohibited from trading in Company Securities during the period beginning on the fifteenth (15th) calendar day of the last month of each fiscal quarter and ending when the New York Stock Exchange closes on the first (1st) trading day after the public release of the quarterly or annual financial results for that reporting period.

Temporary or event-driven Restricted Periods may also be established from time to time by the General Counsel (a “Special Restricted Period”); for example, as a result of Material Information about an event that is known by only a few Covered Persons. In these cases, Covered Persons may be notified by the General Counsel that they are subject to a Special Restricted Period and prohibited from trading during a Special Restricted Period or for so long as the information remains material and non-public. Special Restricted Periods may apply specifically to Company Securities, to securities of other companies, or both. The notices establishing Special Restricted Periods sent by the General Counsel may or may not specify the reasons for the restriction. If established, the existence of a Special Restricted Period is, itself, Material Non-Public Information and will not be announced publicly or to all Covered Persons and should not be communicated by you to any other person.

c)    Special Rules for Directors and Executive Officers during Pension Blackout Periods
If 50% or more of the participants of all pension plans maintained by the Company that permit participants to purchase and hold Company Securities are unable to trade the Company Securities in their accounts for more than three (3) consecutive days (a “Pension Plan Blackout”), directors and executive officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will also be subject to the Pension Plan Blackout. Directors and executive officers will be contacted when Pension Plan Blackouts are instituted.

VII.     Exception for 10b5-1 Trading Plans

This Policy does not prohibit the purchase or sale of Company Securities made by a Covered Person in accordance with an approved Rule 10b5-1 trading plan (each, a “10b5-1 Plan”). Any 10b5-1 Plan must be documented in writing, entered into and acted in good faith and established prior to the transaction(s) in question at a time when the Covered Person is not in possession of Material Non-Public Information.

The 10b5-1 Plan must specify the price, amount and date of trades or provide a formula or mechanism to be followed. The amount can be either a specified number of shares or dollar value of securities. The price can be the market price on a particular date, a “floor” price, or a particular dollar price. The plan cannot provide the Covered Person with the ability to exercise any later influence over how, when and whether to conduct purchases or sales under the plan.

•Procedures Applicable to Trading Plans. The purchase or sale of Company Securities shall be treated as having been made pursuant to a compliant 10b5-1 Plan under this Policy only if:

◦The 10b5-1 Plan is established when no Restricted Period (or Special Restricted Period applicable to the Covered Person establishing the 10b5-1 Plan) is in effect;
◦The 10b5-1 Plan has been pre-approved, in writing, by the General Counsel; and
◦The Covered Person establishing the 10b5-1 Plan has certified to the General Counsel in writing no earlier than two business days prior to the date that the 10b5-1 Plan is formally established, that:
▪The Covered Person is not in possession of Material Non-Public Information concerning the Company;
▪All trades to be made pursuant to a 10b5-1 Plan will be made strictly in accordance with the terms of the 10b5-1 Plan and Rule 10b5-1; and
▪The 10b5-1 Plan complies with the requirements of Rule 10b5-1.
◦For directors and Section 16 officers (as defined in Rule 16a-1(f) of the Exchange Act), the first trade under the 10b5-1 Plan must not be made until (i) the 90th day after the date the 10b5-1 Plan was established; and (ii) two (2) business days after the filing of the financial results in a Form 10-Q or Form 10-K covering the period in which the 10b5-1 Plan was adopted. For all other Covered Persons, the first trade under the 10b5-1 Plan must not be made until the 30th day after the 10b5-1 Plan was established.
◦The Covered Person establishing a 10b5-1 Plan does not, in any consecutive twelve-month period, enter into more than one 10b5-1 Plan that is designed to effect a trade in a single transaction.
◦The Covered Person establishing a 10b5-1 Plan does not have more than one 10b5-1 Plan in effect at any time, except that a Covered Person may adopt:
▪A new 10b5-1 Plan replacing an existing 10b5-1 Plan before the scheduled termination date of such existing 10b5-1 Plan, if the first scheduled trade under the new 10b5-1 Plan does not occur prior to the last trade under the existing 10b5-1 Plan and otherwise complies with the requirements described above;
▪Any 10b5-1 Plan authorizing “sell-to-cover” transactions to satisfy tax withholding obligations incident to the vesting of certain compensatory awards, such as restricted stock or stock appreciation rights, if the Covered Person does not otherwise exercise control over the timing of such sales.

The General Counsel’s approval of a 10b5-1 Plan will not be considered the General Counsel’s or the Company’s confirmation that such plan satisfies the requirements of Rule 10b5-1. It is the sole responsibility of the Covered Person establishing the 10b5-1 Plan to ensure that the plan complies with the requirements of Rule 10b5-1. Any termination or amendment of a previously-established trading plan must be pre-approved, in writing, by the General Counsel.

This Policy also does not prohibit the purchase or sale of Company Securities by the Company in accordance with a Rule 10b5-1 trading plan that complies with all applicable securities laws.

VIII.    Policy on Hedging and Pledging of, or Speculation in, Company Securities

It is the Company’s policy that directors and executive officers are prohibited from engaging in the following transactions:

•Short-Term Trades. Directors and executive officers may not engage in any purchase and sale or sale and purchase of Company Securities within thirty (30) calendar days where such subsequent transaction results in an investment gain to the individual placing the transaction;
•Short Sales. Directors and executive officers may not engage in short sales of Company Securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery);
•Transactions in Exchange-Traded Options. Directors and executive officers may not engage in transactions in publicly traded options in Company Securities, such as puts, calls, collars or other derivative securities, on an exchange or in any other organized market;
•Hedging Transactions. Directors and executive officers may not enter into hedging or monetization transactions, or similar arrangements designed to hedge or offset any decrease in the market price of Company Securities;
•Margin Loans and Pledging Securities. Directors and executive officers may not hold Company Securities in a margin account or pledge the Company Securities as collateral for a loan. The foregoing restriction on purchasing Company Securities on margin does not apply to the “cashless exercise” of stock options (i.e., the exercise of a stock option where the seller sells some of the shares underlying the option to pay the taxes required to be withheld, the exercise price of the options so exercised, and/or broker commissions related to the transactions); and

The Company will from time to time consider whether any additional Covered Persons should be prohibited from engaging in these transactions. Further, directors and executive officers are generally discouraged from placing standing or limit orders on Company Securities other than under approved 10b5-1 Plans. If such director or executive officer determines that they must use a standing order or limit order, the order should be limited to brief periods of time when they can be reasonably certain the order will not execute during a Restricted Period (or Special Restricted Period applicable to the Covered Person) and will not execute at a time when the director or executive officer otherwise possesses Material Non-Public Information (except that standing orders may be used for longer periods under 10b5-1 Plans that comply with the requirements of Rule 10b5-1) and should otherwise comply with the restrictions and procedures set forth in this Policy.

IX.     Policy Amendments

The General Counsel will review this Policy annually and recommend changes to the Board of Directors based on changes in the federal securities laws or prevailing best practices. The Board of Directors must approve any changes to this Policy.

X.    Policy Administration

The General Counsel is responsible for the development, implementation and oversight of this Policy and the compliance procedures outlined above, including maintenance of the list of Restricted Persons and Specially Designated Persons.

Training relative to the requirements of this Policy, internal control objectives, and assigned responsibilities is achieved through the cooperative effort of the General Counsel, Chief Financial Officer and Chief of Human Resources, together with their respective designees, who are responsible for incorporating these objectives into routine procedures and department controls.

Original and revised copies of this Policy will be kept on file with the General Counsel. Any forms acknowledging compliance with this Policy will be kept on file with the Human Resources Department.